Exhibit 99.1

ERMENEGILDO ZEGNA GROUP REPORTS VOTING RESULTS OF THE ANNUAL GENERAL MEETING HELD ON JUNE 26, 2024

June 26, 2024 – MILAN—(Business Wire)—Ermenegildo Zegna N.V. (NYSE:ZGN) (the “Company” and, together with its consolidated subsidiaries, the “Ermenegildo Zegna Group” or the “Group”) today announced that all resolutions submitted to the annual general meeting held earlier today were adopted, including the proposal to approve a dividend distribution of EUR 0.12 per ordinary share, corresponding to a total dividend distribution on the outstanding ordinary shares of approximately EUR 30 million.

The distribution will be paid in US dollars based on the foreign exchange reference rate of June 26, 2024 set by the European Central Bank.
The distribution calendar for the ordinary shares listed on the New York Stock Exchange will be as follows: ex-date and dividend record date on July 5, 2024, and payment date on July 30, 2024. Key dividend information, including the exchange rate, and important notice on dividend taxation will be available from June 28, 2024 under the Stock Info section of the Ermenegildo Zegna Group’s corporate website at https://ir.zegnagroup.com.

The voting results of the annual general meeting are available at www.zegnagroup.com/en/corporate-governance/general-meetings/.

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About Ermenegildo Zegna Group

Founded in 1910 in Trivero, Italy, the Ermenegildo Zegna Group (NYSE:ZGN) is a global luxury company with a leading position in the high-end menswear business. Through its three complementary brands, the Group reaches a wide range of communities and market segments across the high-end fashion industry, from ZEGNA’s timeless luxury to the modern tailoring of Thom Browne, to luxury glamour with TOM FORD FASHION. The Ermenegildo Zegna Group is internationally recognized for its unique Filiera, owned and controlled by the Group, which is made up of the finest Italian textile producers fully integrated with unique luxury manufacturing capabilities, to ensure superior excellence, quality and innovation capacity. The Ermenegildo Zegna Group has more than 7,000 employees and recorded revenues of €1.9 billion in 2023.

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Contacts

Paola Durante, Chief of External Relations
Alice Poggioli, Investor Relations Director
Clementina Tito, Head of Corporate Communication

ir@zegna.com / corporatepress@zegna.com
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